Exhibit 99.1

Dominion Diamond Corporation Announces Establishment of Automatic Securities Purchase Plan under its Share Repurchase Program

YELLOWKNIFE, Northwest Territories--(BUSINESS WIRE)--July 28, 2016--Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (the “Company” or “Dominion”) announces that the Toronto Stock Exchange (“TSX”) has accepted its entry into an automatic securities purchase plan (“ASPP”) in order to facilitate repurchases of its common shares under the Company’s previously announced normal course issuer bid to purchase for cancellation up to 6,150,010 common shares, pursuant to the rules and regulations of the TSX and applicable U.S. securities laws. All purchases under the ASPP will be made on the open market through the facilities of the TSX, the New York Stock Exchange or alternative trading platforms in Canada or the United States and will be subject to the limitations imposed by the rules and regulations of the TSX and applicable U.S. securities laws.

About Dominion Diamond Corporation
Dominion Diamond Corporation is the world’s third largest producer of rough diamonds by value. Both of its production assets are located in the low political risk environment of the Northwest Territories in Canada where the Company also has its head office. The Company is well capitalized and has a strong balance sheet.

The Company operates the Ekati Diamond Mine and also owns 40% of the Diavik Diamond Mine. Between the two mining operations, diamonds are currently produced from a number of separate kimberlite pipes providing a diversity of diamond supply as well as reduced operational risk. It supplies premium rough diamond assortments to the global market through its sorting and selling operations in Canada, Belgium and India.

For more information, please visit www.ddcorp.ca

CONTACT:
Dominion Diamond Corporation
Investor Relations
Ms. Kelley Stamm, 416-205-4380
Manager, Investor Relations
kstamm@ddcorp.ca